Exhibit 99.1

Aegean Marine Petroleum Network Inc. Provides Update on Financial Reporting Internal Review

Recomposed Board and Management Team Taking Action to Enhance Transparency, Improve Performance and Maximize Profitability

Company Continues to Focus on Serving Strong Global Customer Base

Comprehensive Strategic and Operational Review Focused on
Maximizing Profitability and Return on Capital

NEW YORK, June 4, 2018 – Aegean Marine Petroleum Network Inc. (NYSE:ANW) ("Aegean" or the "Company"), a leading international marine fuel logistics company, today provided an update on its ongoing internal review by the audit committee of the Company's Board of Directors (the "Audit Committee").

As previously disclosed, Aegean reported in a Form 6-K filed with the U.S. Securities and Exchange Commission ("SEC") on May 21, 2018 that the Audit Committee, is conducting a review of certain matters relevant to the preparation and completion of the Company's annual financial statements for the year ended December 31, 2017. The Audit Committee, which is now solely comprised of the three recently elected independent members of the Board, previously retained independent legal counsel to assist with this review.

Based on the preliminary findings of the review, the Audit Committee believes that approximately $200 million of accounts receivable owed to the Company at December 31, 2017 will need to be written off. These amounts are currently due from four counterparties that were reflected in the Company's financial statements as of December 31, 2017. There was approximately $172 million as of December 31, 2016 and $85 million as of December 31, 2015 due from these four counterparties. The transactions that gave rise to the accounts receivable ("the Transactions") may have been, in full or in part, without economic substance and improperly accounted for in contravention of the Company's normal policies and procedures.

At this time, the Company cannot determine the full impact on the financial statements or how this adjustment will be recorded. In addition, there could be other adjustments that result from the Audit Committee's review that could impact the financial statements.

"Under the guidance of a reinvigorated Board, independent Audit Committee, and refreshed management team, Aegean continues to make progress in working through its annual reporting process and ongoing review of historical financial reporting," said Donald Moore, Chairman of the Board. "The new Board is taking all necessary actions to improve financial and operating performance and enhance both transparency and corporate governance in order to deliver value to our shareholders and other stakeholders."

As previously announced, the Board has directed management to conduct a comprehensive strategic and operational review focused on maximizing profitability and return on capital. This includes an evaluation of the Company's physical assets, existing footprint, and the capital efficiency of every business activity in which the Company is engaged and each port in which it operates.

Mr. Moore continued, "We thank our employees for their continued dedication and our new and existing customers and suppliers for their continued support. We are confident that Aegean is moving toward its goal of being the leader in the physical supply and marketing of marine fuel."

The Audit Committee is continuing its review and investigation of the Transactions and other matters, with the assistance of independent counsel and forensic accounting advisors, and expects to recommend to the Company that it pursue claims against individuals and entities involved in the Transactions. The Audit Committee is taking all the necessary and appropriate steps to identify weaknesses in the Company's internal controls and remedy any such weaknesses. A number of individuals employed by the Company across multiple functions who are believed to have been involved in the Transactions have been terminated or placed on administrative leave pending the outcome of the investigation. The Company has reported its preliminary findings to the SEC and the Department of Justice and intends to cooperate with any resulting investigations. The Company does not intend to provide an update on this process until the review is completed.

About Aegean Marine Petroleum Network Inc.

Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in more than 30 markets and a team of professionals ready to serve its customers wherever they are around the globe. For additional information please visit: www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed or referenced in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. Any forward-looking statements made or referenced in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the Company's ability to manage growth, the Company's ability to maintain its business in light of its proposed business and location expansion or other changes in its business, the Company's ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which the Company may become a party, adverse conditions in the shipping or the marine fuel supply industries, the Company's ability to retain its key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, the Company's ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which the Company operates, and the world in general, the Company's failure to hedge certain financial risks associated with its business, the Company's ability to maintain its current tax treatments and the Company's failure to comply with restrictions or covenants in its debt agreements and other factors. Please see the Company's filings with the SEC for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Investor Relations / Media Advisor
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
Tel. +1-212-661-7566
Email: aegean@capitallink.com

Andy Brimmer / Joseph Sala / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher
Tel. +1-212-355-4449